[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 8, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Filing Desk

Re:               CITY NATIONAL CORPORATION (FILE NO. 001-10521)
                    REGISTRATION STATEMENT ON FORM S-4

Ladies & Gentlemen:

On behalf of City National Corporation, a Delaware corporation (“City National”), I am submitting for filing City National’s Registration Statement on Form S-4 (the “Registration Statement”) relating to up to 1,268,959 shares of common stock, par value $1.00 per share, of City National to be issued in connection with the merger (the “Merger”) of Business Bank Corporation, a Nevada corporation (“Business Bank”), with and into City National, pursuant to an Agreement and Plan of Merger, dated as of October 31, 2006, by and between City National and Business Bank.

I am submitting the Registration Statement electronically as provided in Item 101(a)(1)(i) of Regulation
S-T.

Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $8,768.00 is due in connection with this filing of the Registration Statement.  That amount was paid to the Commission on December 4, 2006 by wire transfer to the Commission lock-box in immediately available funds.

Please direct any questions concerning the Registration Statement to the undersigned at (212) 403-1381.

Very truly yours,

/s/ Nicholas G. Demmo

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